UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayer’s ID (CNPJ): 04.032.433/0001-80
Company Registry ID (NIRE): 33300275410
Publicly-held Company

NOTICE TO THE SHAREHOLDERS

RESULTS OF THE AUCTION OF SHARE FRACTIONS FROM THE REVERSE STOCK SPLIT

Rio de Janeiro, May 17, 2010 – Contax Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC: CTXNY) hereby announces that the auction of the share fractions arising from the reverse stock split and simultaneous stock split occurred today, according to the Notice to the Shareholders released on May 13, 2010, with the partial quantity of 478,750 common shares and 98,466 preferred shares being sold. Due to market conditions, a total of 181,200 preferred shares were not sold, with the auction of the outstanding shares to be announced on a subsequent date, on a Notice to the Shareholders to follow.

We emphasize that, as stated on the Notice to the Shareholders released on May 13, 2010, the financial value of the transaction will be available to the shareholders in a period of 10 (ten) business days, after the date of the auction where all of the share fractions are fully sold.

Michel Neves Sarkis
CFO and Investor Relations Officer
Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.